EXHIBIT (A)(1)(VI)

[Phillips logo]

January 3, 2002

Recipient Name
Recipient Address
Dear [Eligible Participant]

On December 17, 2001, we mailed you documentation relating to our Exchange Offer for certain LTIP target awards and restricted stock held by employees and non-employee directors of Phillips.

This communication is to advise you that we have extended the Expiration Date of the Exchange Offer and withdrawal rights until 12:00 midnight on January 16, 2002.

In addition, we have amended the Exchange Offer documentation to clarify that:

     - the new Restricted Stock Units and the New LTIP Awards, and the award agreements documenting them, that you will receive in exchange for your eligible awards will be issued promptly after the expiration of the Exchange Offer;

     - prior to the merger of Phillips and Conoco, the new Restricted Stock Units and the New LTIP Awards that you will receive in exchange for your eligible awards will not have voting rights but will be entitled to dividend equivalent rights, as will be the case after the merger; and

     - the conditions to the Exchange Offer may only be applied in our reasonable judgment and that all conditions, other than regulatory approvals, will be satisfied or waived prior to the expiration of the Exchange Offer.

These changes are incorporated in amended and restated offer materials that we have filed with the Securities and Exchange Commission on January 3, 2002, copies of which may be obtained from the Securities and Exchange Commission's website at http://www.sec.gov or from Kent Morris at (918) 661-7345 or Scott Nickel at (918) 661-9939. In any event, you may continue to use the Letter of Transmittal that we mailed you on December 17, 2001, to tender your Eligible LTIP Awards and Eligible Shares of Restricted Stock in the Exchange Offer. Best regards,

 /s/JOSEPH C. HIGH
    -------------------------------------------------------------
    Joseph C. High
    Vice President, Human Resources and Services

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